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Company	Titanium Asset Man
TIDM	TAM
Headline	3rd Quarter Results
Released	07:00 10-Nov-08
Number	7808H07
RNS Number : 7808H
Titanium Asset Management Corp
10 November 2008

Titanium Asset Management Corp.
Interim report and unaudited accounts for the Nine Months Ended September 30, 2008
I attach unaudited financial statements for the nine months to September 30th 2008.
Like all fund management companies, we have been impacted by the extreme volatility in financial markets. Our fee generating assets at September 30th 2008 were U$5.7bn, a decline of 6.6% from the figure of U$6.1bn at June 30th 2008. We have been quite well protected from the worst of the financial crisis by our current emphasis on fixed income management and by a lack of any non-dollar assets. We are currently seeing a positive flow of net new business and have a strong pipeline, particularly in fixed income.
During the quarter we filed a Form 10 Registration Statement with the Securities and Exchange Commission and are now a US public reporting company. This exercise incurred significant one-off costs in fees to our professional advisers. Revenues from our equity management and hedge fund distribution activities also fell during the quarter as a result of sharp declines in markets.
In the year to date our EBITDA was positive by US$428,000 and in the quarter to September 30th 2008 it was negative by US$1,091,000.

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During the quarter we have been engaged in a number of discussions about potential acquisitions. I expect to make a separate announcement to shareholders on that subject.
N.D.Wightman
Chairman and Chief Executive Officer

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Titanium Asset Management Corp.
Consolidated Balance Sheets
(in thousands except for shares)

	September 30,	December 31,
	2008	2007
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$30,574	$19,388
Cash and cash equivalents held in trust fund	—	55,587
Accounts receivable	2,810	388
Prepaid expenses and other assets	531	115

Total current assets	33,915	75,478

Property and equipment
Office furniture, fixtures and equipment	238	19
Less accumulated depreciation	51	16

Property and equipment, net	187	3

Goodwill	29,420	21,987
Intangibles, net	33,541	15,340
Deferred income taxes	1,908	377
Investments	893

Total assets	$99,863	$113,185

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$281	$149
Accrued expenses:
Income taxes	95	657
Other	584	206
Guaranteed payment for acquisition	1,000	—

Deferred revenues	205	—
Other current liabilities	—	249

Total current liabilities	2,165	1,261

Guaranteed payment for acquisition	915	—

Total liabilities	3,080	1,261

Commitments and contingencies
Common stock, subject to possible conversion 20,000,000 shares at conversion value	—	55,587
Stockholders’ equity
Common stock, $0.0001 par value; authorized 54,000,000 shares; 20,451,502 and 22,993,731 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	2	2
Restricted shares, $0.0001 par value; authorized 720,000 shares; 612,716 and 696,160 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	—	—
Preferred stock, $0.0001 par value, authorized 1,000,000 shares; none issued	—	—
Other comprehensive income (loss)	(33)	—
Additional paid-in capital	99,461	55,892
Retained earnings (deficit)	(2,647)	443

Total stockholders’ equity	96,783	56,337

Total liabilities and stockholders’ equity	$99,863	$113,185
See notes to consolidated financial statements.

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Titanium Asset Management Corp.
Consolidated Statements of Income
(in thousands except for shares)

		Period
		from February 2,
	Nine Months	2007 (inception)
	Ended September	through September
	30, 2008	30, 2007)
	(unaudited)	(unaudited)
Fee income	$10,592	$—

Operating expenses:
Administrative	10,965	370
Amortization of intangibles	3,096	—
Write off of intangibles	1,792	—

Total operating expenses	15,853	370

Operating loss	(5,261)	(370)

Other income		—
Interest income	774	1,432
Investment income (loss)	(38)	—
Miscellaneous income	65	—
Interest expense	(14)	—

Income (loss) before taxes	(4,474)	1,062

Taxes (expense) benefit on income	1,384	(403)

Net income (loss)	$(3,090)	$659

Net (loss) income per share

Basic	$(0.15)	$0.06

Diluted	$(0.15)	$0.05

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		Period
		from February 2,
	Nine Months Ended	2007 (inception) through
	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)
Cash flows from operating activities
Net (loss) income	$(3,090)	$659
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,131	—
Deferred income taxes	(1,531)	—
Recognize impairment of intangible asset	1,792	—
Changes in assets and liabilities:
Decrease (increase) in:
Accounts receivable	(396)	—
Prepaid expenses and other assets	412	(32,373)
Increase (decrease) in:		—
Accounts payable	134	—
Accrued expenses and other current liabilities	(580)	5,419

Net cash provided by (used in) operating activities	(128)	(26,295)

Cash flows from investing activities
Purchases of property and equipment	(103)	—
Cash and cash equivalents held in (released from) trust	55,587	(55,011)
Long-term investments	(893)	—
Net unrealized loss on long-term investments	(34)	—
Cash paid for acquisition of subsidiaries, net of cash acquired	(31,226)	—

Net cash provided by (used in) investing activities	23,331	(55,011)

Cash flows from financing activities
Issuance of common stock units	—	120,025
Costs associated with share issue	—	(9,652)
Common stock redeemed	(12,017)	(3,892)

Net (used in) cash provided by financing activities	(12,017)	106,481

Net (decrease) increase in cash and cash equivalents	11,186	25,175
Cash and cash equivalents:
Beginning	19,388	—

Ending	$30,574	$25,175

Supplemental disclosure of non-cash financing activities
Fair value of placement agent warrant	$—	$2,091
Income taxes paid	$630	$—

Paid-in capital attributed to common stock repurchase rights not executed	$55,587	$—

Guaranteed payment issued in connection with acquisition	$1,915	$—
See notes to consolidated financial statements.

Market News	Page 6 of 19
Note 1 — General
Titanium Asset Management Corp. (the “Company”) was incorporated on February 2, 2007 as a special purpose acquisition vehicle. On October 1, 2007, the Company acquired all of the voting common stock of Wood Asset Management, Inc. (“Wood”) and all of the membership interests of Sovereign Holdings, LLC (“Sovereign”), two asset management firms. On March 31, 2008, the Company acquired all of the outstanding capital stock of National Investment Services, Inc. (“NIS”), a third asset management firm. After such business combinations, the Company ceased to act as a special purpose acquisition vehicle. See Note 3 — Acquisitions.
The accompanying unaudited consolidated financial statements have been prepared by the Company, in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and, in the opinion of management, include all adjustments (all of which were of a normal and recurring nature) necessary for a fair statement of the information for each period contained therein.
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

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amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of these financial statements. Actual results could differ materially from those estimates.
The information included in this Quarterly Report on Form 10-Q should be read in conjunction with Management’s Discussion and Analysis and the consolidated financial statements and the notes thereto included in the Company’s Registration Statement on Form 10.
Note 2 — Adoption of New Accounting Standards
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”) which provides guidance for measuring assets and liabilities at fair value. Generally, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 allows companies to measure at fair value most financial assets and liabilities that are currently required to be measured in a different manner, such as based on their carrying amount. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). The adoption of SFAS 141(R) and SFAS 160 is not expected to have a material impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities.

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SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit risk related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and will be effective for the Company in fiscal year 2009. Early adoption is prohibited; however, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company has not yet determined the effect, if any, that the adoption of this standard will have on its consolidated financial position or results of operations.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements for non-governmental entities that are presented in conformity with accounting principles generally accepted in the United States of America. SFAS 162 will be effective 60 days after the SEC approves the Public Company Accounting Oversight Board’s amendments to AU Section 411. The Company does not anticipate the adoption of SFAS 162 will have an impact its consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP No. 157-2”), to partially defer SFAS 157. FSP No. 157-2 defers the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is currently evaluating the impact of adopting the provisions of FSP No. 157-2.
Note 3 — Acquisitions
Acquisition of Wood
On October 1, 2007, the Company completed the acquisition of all of the voting common stock of Wood, an asset management firm in the equity and fixed-income markets.
In consideration for the sale and purchase of the voting common stock of Wood, the sellers received $27,500 in cash and 727,273 shares of common stock of the Company, with a fair value of $4,000. The sellers may receive additional payments should Wood achieve certain revenue and assets under management milestones during the three-year period after closing. The maximum payments that may be made under the sale and purchase agreement is $6,000 in cash and common stock.

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The aggregate purchase price of Wood was approximately $33,164, including acquisition cost of $1,664. The following summarizes the fair values of the assets acquired at the date of acquisition. Goodwill recorded from this transaction is tax deductible.

Goodwill	$19,865
Intangible asset — customer relationships	12,026
Intangible asset — non-compete covenant	829
Intangible asset — brand	444

$33,164

Acquisition of Sovereign
On October 1, 2007, the Company completed the acquisition of all of the membership units of Sovereign, an asset management firm in the equity and fixed-income markets. Pursuant to the sale and purchase agreement, the Company purchased the operations of Sovereign primarily for its customer relationships and other intangibles.
In consideration for the sale and purchase of the membership units of Sovereign, the sellers received $4,500 in cash and 181,818 shares of common stock, with a fair value of $1,000. The sellers may also receive up to $5,000 should Sovereign achieve certain revenue and assets under management milestones during the three-year period after closing.
The aggregate purchase price was approximately $5,801, including acquisition cost of $301. The following summarizes the fair values of the assets acquired at the date of acquisition. Goodwill recorded from this transaction is tax deductible.

Goodwill	$2,122
Intangible asset — customer relationships	2,665
Intangible asset — non-compete covenant	833
Intangible asset — brand	181

$5,801

Acquisition of NIS (unaudited)
On March 31, 2008, the Company completed the acquisition of all of the outstanding

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common stock of NIS.  NIS is an asset management firm in the fixed-income and equity markets.
In consideration for the sale and purchase of the common stock of NIS, the sellers received $29,684 in cash. The sellers will also receive guaranteed deferred payments of $1,000 in 2009 and $1,000 in 2010. These guaranteed payments are reflected in the consolidated balance sheet as a current obligation and a long-term obligation discounted to its net present value of $915. As part of the sale and purchase agreement, the sellers may also receive up to an additional $4,900 either all in cash or, at the sole discretion of the Company, a mix of cash and up to 50% in common stock, should NIS achieve certain revenue milestones during the two-year period after closing.
The aggregate purchase price was approximately $33,100, including acquisition cost of $1,542. The following summarizes the estimated fair values of the assets acquired at the date of acquisition. The estimated fair values are subject to change pending a final analysis of the total purchase price and the fair value of the assets acquired and liabilities assumed. Goodwill recorded from this transaction will be tax deductible.

Current assets	$3,123
Property and equipment	115
Goodwill	7,432
Intangible asset — customer relationships	23,088
Current liabilities	(629)

$33,129

Note 4 — Goodwill and intangibles
Goodwill at September 30, 2008, includes the excess of the purchase price over the fair value of tangible and identifiable intangible assets associated with the acquisitions of Wood, Sovereign and NIS (see Note 3). Goodwill at September 30, 2008, consists of the following:

Wood acquisition	$19,865
Sovereign acquisition	2,122
NIS acquisition	7,432

Goodwill at September 30, 2008	$29,419

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Identifiable intangible assets, net of amortization at September 30, 2008 are as follows:

				Average
				Useful Life
		Accumulated		in
	Cost	Amortization	Net	Months
Wood customer relationships	$12,026	$3,796	$8,230	60
Wood brand	444	110	334	48
Sovereign customer relationships	2,665	683	1,982	84
Sovereign non-compete agreement	833	278	555	36
Sovereign brand	181	60	121	36
NIS client referral relationship	23,088	770	22,318	180

Intangible assets	$39,237	$5,697	$33,540

Amortization expense for the nine-month period ended September 30, 2008 totaled approximately $3,096.  In addition to the amortization expense recognized, an impairment charge of $1,792 has been recorded.
Note 5 — Income taxes
Significant components of the benefit (provision) for income taxes are as follows:

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Nine
Months
Ended
September
30, 2008
(unaudited)
Current
Federal	$—
State	—

—

Deferred
Federal	1,384
State	—

1,384

Taxes on income	$1,384

A reconciliation between the income tax benefit and the expected tax benefit using the federal statutory tax rate (34 percent) is as follows:

Nine
Months
Ended
September
30, 2008
(unaudited)
Income taxes at federal statutory rate	$1,531
State income taxes, net of federal tax benefit	(95)
Other	(52)

$1,384

The Company’s deferred tax asset and liabilities relate to the following temporary differences between financial accounting and tax bases as follows:

September 30, 2008
(unaudited)
Goodwill and intangibles	$1,912
Property and equipment	(4)

Total deferred tax asset	$1,908

No valuation allowance was established since in management’s opinion it is more likely

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than not the deferred asset will be realized.
Note 6 — Line of credit
In connection with the acquisition of NIS (Note 3), the Company acquired a $950 line of credit with a financial institution secured by a general business lien, as defined by the agreement. The line of credit is payable upon demand and bears interest at 5.00% at September 30, 2008. No amounts were outstanding under the line of credit at September 30, 2008.
Note 7 — Retirement plan
The Company, through its wholly owned subsidiary NIS, maintains a defined contribution pension plan covering substantially all NIS employees.  NIS matches 50% of employee elective deferrals up to 6.0% of compensation. The plan also provides a profit-sharing component whereby NIS can make a discretionary contribution to the plan that is allocated based on the compensation of eligible employees.
Note 8 — Contingencies
During the course of an internal investigation, management of NIS found evidence suggesting that certain of its customer’s plan assets were invested in a manner inconsistent with the plan’s authorized investment policy. Management is currently in the discovery stages of its investigation and is assessing the potential impact to the Company and NIS’s level of responsibility.  NIS has voluntarily settled with one of its affected customers and there is liability in the amount of approximately $60 which is accrued at September 30, 2008 (unaudited). Due to the uncertainties involved, the Company is unable to reasonably estimate the amount, or range of amounts, of possible additional losses associated with the resolution of this matter beyond what has been recorded. While management cannot estimate the amount, or range of amounts, of potential losses, if any, the maximum exposure regardless of the outcome would be limited to NIS’s professional liability and directors and officers liability insurance policy deductible, which is $500.
During the nine months ended September 30, 2008 the Company received an invoice for $536 from the lawyers who worked on the placement of the Company’s shares on London’s AIM market in June 2007. The Company is in dispute with the lawyers with respect to this invoice and at the current time believes there is no liability. Accordingly no provision has been made in these accounts for the invoice. In the event that a liability does arise the income statement will be unaffected and the Company does not expect its financial position to materially change.

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The Company is from time to time involved in legal matters incidental to the conduct of its business and such matters can involve current and former employees and vendors. Management does not expect these to have a material effect on the Company’s consolidated financial position or results of operations.
Note 9 — Earnings per Share
Basic earnings per share (“EPS”) are calculated based on the weighted average shares outstanding during the period. Diluted earnings per share included the dilutive effects of the warrants and restricted stock. There were warrants to purchase 20,000,000 common shares that were outstanding during the nine-month period ended September 30, 2008 and during the period from June 21, 2007 (date of warrant deed) to September 30, 2007, which had an exercise price which was less than the average market price. There were no securities excluded from diluted EPS for the period from February 2, 2007 to September 30, 2007 due to their anti-dilutive effect. Since the Company was in a net loss position for the nine months ended September 30, 2008, it excluded the dilutive effects of the warrants and restricted stock due to their anti-dilutive effect
The computation of basic and diluted EPS is as follows:

		Period from
	Nine months	February 2,
	ended	2007 (inception)
	September 30, 2008	to September 30, 2007

Basic EPS:
Net income (loss)	$(3,090)	$659
Weighted average shares outstanding	21,205,373	10,549,370

Basic EPS	$(0.15)	$0.06

Diluted EPS:
Net income	$(3,090)	$659
Weighted average number of common shares outstanding	21,205,373	10,549,370
Dilutive warrants	3,901,682	3,177,723
Restricted stock	695,963	696,160

Dilutive weighted average shares	25,803,018	14,423,253

Diluted EPS	$(0.15)	$0.05

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Note 10 — Restatement of Financial Statements
The Company’s previously issued unaudited balance sheet as of June 30, 2008 and the related unaudited statements of income, changes in stockholder equity and cash flows for the six months then ended have been restated to correct the Company’s carrying value of intangible assets. The Company performed an impairment assessment under SFAS 144. The Company determined that an impairment of its intangible assets had occurred which resulted in an impairment charge of $1,792.
The Company’s unaudited financial statements at June 30, 2008 have also been adjusted for the finalization of the purchase price adjustment (PPA) relating to the NIS acquisition on March 31, 2008. As a result of the final PPA, the Company re-classified $9,862 out of goodwill into amortizable intangible assets. The final PPA established the estimated useful lives of the amortizable intangible assets resulting in a decrease in amortization expense of $317 for the six-month period ended June 30, 2008.
The Company also re-classified short-term investments of $15,216 to cash and cash equivalents since the funds were being held in a money market account and met the definition of a cash equivalent at June 30, 2008.
The following is the effect of this restatement:

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Balance sheet:

	June 30, 2008		June 30, 2008
	(unaudited)		(unaudited)
	As reported	Adjustments	Restated
Current assets
Cash and cash equivalents	$16,922	$15,216	$32,138
Short -term investment	15,216	(15,216)	—
Accounts receivable	2,426		2,426
Prepaid expenses and other assets	1,302		1,302

Total current assets	35,866	—	35,866

Property and equipment - net	190	—	190

Goodwill	39,281	(9,862)	29,419
Intangibles, net	26,246	8,388	34,634
Deferred income taxes	610	518	1,128

Total assets	102,193	(956)	$101,237

Liabilities and Stockholders’ Equity
Current liabilities

Accounts payable and accrued expenses	$660	$—	$660
Guaranteed payment for acquisition	1,000	—	1,000
Deferred revenues	218	—	218
Other current liabilities	34	3	37

Total current liabilities	1,912		1,915
Guaranteed payment for acquisition	903		903

Total liabilities	2,815	3	2,818

Commitments and contingencies	—	—	—

Stockholders’ equity
Common stock	2		2
Restricted shares	—		—
Preferred stock	—		—
Additional paid-in capital	99,462		99,462
Retained earnings (deficit)	(86)	(959)	(1,045)

Total stockholders’ equity	99,378		98,409
Total liabilities and stockholders’ equity	$102,193	$(956)	$101,237

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Statement of Income:

	Six months		Six months
	ended June 30,		ended June 30,
	2008		2008
	(unaudited)		(unaudited)
	As reported	Adjustments	Restated
Fee income	$6,706	—	$6,706
Operating expenses:
Administrative	5,987	1	5,988
Amortization of intangibles	2,319	(317)	2,002
Write off of intangibles	—	1,792	1,792

Total operating expenses	8,306	1,476	9,782

Operating loss	(1,600)	(1,476)	(3,076)

Other income
Interest	868	—	868

Loss before taxes	(732)	(1,476)	(2,208)

Income tax benefit	203	517	720

Net loss	$(529)	$(959)	$(1,488)

Net loss per share

basic	$(0.02)	$(0.05)	$(0.07)

diluted	$(0.02)	$(0.05)	$(0.07)

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  Statement of Cash flows:

	Six months ended June 30,		Six months ended June 30,
	2008		2008
	(unaudited)		(unaudited)
	As reported	Adjustments	Restated
Cash flows from operating activities
Net income	$(529)	$(959)	$(1,488)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,322	(320)	2,002
Deferred income taxes	(233)	(518)	(751)
Write off of intangible asset		1,792	1,792
Changes in operating assets and liabilities	(1,080)	3	(1,077)

Net cash provided by (used in) operating activities	480	(2)	478

Cash flows from investing activities

Purchases of property and equipment	(73)	1	(72)
Cash and cash equivalents held in (released from) trust	55,587		55,587
Short term investments	(15,216)	15,216	—
Cash paid for acquisition of subsidiaries, net of cash acquired	(31,226)		(31,226)

Net cash provided by investing activities	9,072	15,217	24,289

Cash flows from financing activities
Common stock redeemed	(12,017)	—	(12,017)

Net cash (used in) provided by financing activities	(12,017)	—	(12,017)

Net increase (decrease) in cash and cash equivalents	(2,465)	15,215	12,750
Cash and cash equivalents:
Beginning	19,388	—	19,388

Ending	$16,923	15,215	$32,138

Supplemental disclosure of non-cash financing activities
Income taxes paid	$598		$598

Paid-in capital attributed to common stock repurchase rights not executed	$55,587		$55,587

Guaranteed payment issued in connection with acquisition	1,903		$1,903

Market News	Page 19 of 19
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